

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 9, 2008

<u>Via Facsimile</u>

John T. Sentjens
Vice President, Finance
OSI Geospatial Inc.
300 – 340 March Road
Kanata, ON, Canada K2K 2E4

> **RE:** **OSI Geospatial Inc.**
> **Form 20-F For the Year Ended November 30, 2006**
> **Form 6-K Filed April 17, 2007**
> **File Number: 000-49944**

Dear Mr. Sentjens:

We have completed our review of your Form 20-F and related filings, and at this time do not have further comments.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant